Exhibit 99.2

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS

We would like to inform our Shareholders that the Boards of the companies listed below, in meetings held on February 8th, 2006, deliberated about the proposals presented by management with regards to the payment of dividends for the forth quarter of the fiscal year ended on December 31st, 2005. The amounts will be calculated and paid based on the position held by shareholders on February 17th, 2006. The payment date will be March 2nd, 2006, and constitute an anticipation of the annual minimum dividend, as stated in the by-laws, as follows:

Company	Amount per share Common and Preferred Shares
MetalÚrgica Gerdau S.A.	R$ 0.69
Gerdau S.A.	R$ 0.42

Please note that shares acquired on February 20th, 2006, and thereafter, will be traded EX-DIVIDEND.

Additional information can be obtained at our Shareholders Department, located at

Av. Farrapos 1811, 90220-005 Porto Alegre / RS – Brazil

Phone: +55 (51) 3323.2211 – Fax: +55 (51) 3323.2281

E-mail acionistas@gerdau.com.br

Porto Alegre, February 8th, 2006.

Osvaldo Burgos Schirmer

Vice President

Investor Relations Director